                           [RenRe Holdings Letterhead]

August 18, 2006

VIA EDGAR
---------

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:    RenaissanceRe Holdings Ltd.
       Form 10-K for Fiscal Year Ended December 31, 2005
       File No. 1-14428

Dear Mr. Rosenberg:

On behalf of RenaissanceRe Holdings Ltd. (the "Company"), I am responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission
(the "Commission") pertaining to the Company's Form 10-K for the fiscal year ended December 31, 2005, filed March 3, 2006 (the "Form 10-K"), and contained in the letter, dated July 28, 2006 (the "Comment Letter").

I have set forth each of the Staff's comments below with the Company's corresponding response and have numbered the items to correspond to the Comment
Letter.

Defined terms used herein without definition have the meanings ascribed to them in the Form 10-K.

*   *   *   *   *

Securities and Exchange Commission
August 18, 2006

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of
Operations
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Summary of Critical Accounting Estimates
----------------------------------------

Claims and Claim Expense Reserves, page 64
------------------------------------------

We believe your disclosure regarding the estimation of the reserve for claims and claim expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of
MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period; and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity.
Please keep these points in mind in providing us your responses to the comments listed below. Please provide us, in a disclosure-type format, the following information for each material line of business and also consider providing any additional information to achieve this objective.

1.   We acknowledge your use of the Bornhuetter-Ferguson technique to estimate your claims and claim expenses reserve in your specialty reinsurance and
     Individual Risk operations. Please describe the methods you used to determine your reserve for claims and claim expenses in your other lines of business. Please ensure this description:

     a.   Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

     b.   Identifies the unique development characteristics of each material short-tail and long-tail line of business.

     c.   Describes the method you used to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

     d.   Clarifies how you complete your quarterly reserve review. In this regard, please indicate which assumptions and methodologies you review on a quarterly basis.

     RESPONSE:

     a.   The Company's only other line of business is property catastrophe reinsurance. This line of business is short-tail business. Please refer to Exhibit A for additional disclosure the Company will include in its Claims and Claim Expense Reserves Critical Accounting Estimates
          discussion in its next quarterly report on Form 10-Q and its next

Securities and Exchange Commission
August 18, 2006

          Annual Report on Form 10-K that further clarifies that this business is short-tail. Since all of the Company's property catastrophe reinsurance is short-tail, we believe a comparison to long-tail business within this line is not applicable.

     b.   The Company's property catastrophe reinsurance business principally consists of excess of loss property catastrophe reinsurance contracts sold to insurance companies and other reinsurance companies to provide these companies with reinsurance protection against natural and man-made catastrophes. Claims and claim expense reserves for this line of business are estimated by management after an event occurs by completing an in-depth review of the individual policies potentially impacted by the catastrophic event. The objective of this review is to estimate the ultimate expected cost to settle all claims and administrative costs arising from catastrophic events that have occurred as of the latest balance sheet date.

          The events from which claims arise under these contracts are typically prominent, public occurrences such as hurricanes, earthquakes and other natural and man-made catastrophes. These events are generally known shortly after they occur. This business is generally characterized by loss events of low frequency and high severity. In general, reporting of claims from these events tends to be relatively prompt. However, the timing of claims reporting does vary depending on various factors, including: whether the claims arise under reinsurance of primary companies or reinsurance of other reinsurance companies;
          the nature of the events (e.g., hurricanes, earthquakes and other natural and man-made catastrophes); the geographic area involved; the size of insured industry losses arising from the event; and the quality of each customer's claims management and reserving practices.

          In addition to loss information and estimates communicated to the
          Company by its cedants, the Company uses industry information and client exposure information which it gathers and retains in its REMS modeling system to assist it in developing its reserves for claims and claim expenses. When property catastrophe losses do occur, the information stored in the Company's REMS modeling system enables management to analyze each of the Company's policies against such loss and compare its estimates of the loss with those reported by its cedants. The REMS modeling system also allows the Company to compare and analyze individual losses reported by its cedants affected by the same loss event. Although the REMS modeling system assists with the analysis of the underlying loss, and provides the Company with the information and ability to perform increased analysis, the estimation of claims resulting from catastrophic events is inherently difficult because of the variability and uncertainty associated with property catastrophe claims and the unique characteristics of each loss.

          The items discussed above represent the unique characteristics which the Company considers when estimating its reserves for claims and claim expenses for its property catastrophe reinsurance business.
          This information is included in the Company's

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August 18, 2006

          Claims and Claim Expense Reserves Critical Accounting Estimates
          discussion in its Annual Report on Form 10-K and quarterly reports on
          Form 10-Q.

     c.   Please refer to Exhibit B for additional disclosure the Company will include in its Claims and Claim Expense Reserves Critical Accounting
          Estimates discussion in its next quarterly report on Form 10-Q and its next Annual Report on Form 10-K that further describes the methods used to calculate IBNR for the Company's property catastrophe reinsurance business.

     d.   Please refer to Exhibit C for additional disclosure the Company will include in its Claims and Claim Expense Reserves Critical Accounting
          Estimates discussion in its next quarterly report on Form 10-Q and its next Annual Report on Form 10-K that further describes the Company's quarterly reserve review process.

2.   Please discuss the reserving process to specifically indicate the relationship between your internal actuarial estimates, your annual review by an independent actuarial firm and management's best estimate of the reserve for claims and claim expenses. In this regard, if management has added an incremental provision to the reserve for claims and claim expenses determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why you believe it is necessary.

     RESPONSE: The Company's reserving methodology for each line of business uses a process that calculates a point estimate for the Company's ultimate expected losses. The Company itself does not calculate a range of estimates. The Company uses this point estimate, along with paid and reported data, to record its best estimate of incurred but not reported reserves ("IBNR") in the Company's financial statements. There is no incremental provision added to or deducted from the Company's point estimate when calculating its claims and claim expense reserves. The
     Company's point estimate is what is recorded in the Company's financial statements.

     The Company's claims and claim expense reserves are reviewed annually by an independent actuarial firm. The actuarial firm performs this work for the purpose of issuing an actuarial opinion on the reasonableness of the
     Company's claims and claim expense reserves for each of the Company's reinsurance and insurance subsidiaries. The actuarial opinions are required to meet various insurance regulatory requirements. The actuarial firm discusses their conclusions with management and presents their findings to management and the Audit Committee of the Board of Directors of the
     Company. Although the Company does not explicitly rely on the work performed by the actuarial firm for estimating its reserves for claims and claim expenses, the Company compares its recorded claims and claim expense reserves to those estimated by the actuarial firm to ensure the Company's estimates are within the actuarial firm's reasonable range of estimates. To date, the Company's estimates of claims and claim expense reserves for each relevant period have

Securities and Exchange Commission
August 18, 2006

     been within the actuarial firm's reasonable range of estimates. The Company will include additional disclosure in its Claims and Claim Expense Reserves
     Critical Accounting Estimates discussion in its next quarterly report on
     Form 10-Q and its next Annual Report on Form 10-K that includes the items discussed above. Please refer to Exhibit D for illustration of such proposed disclosure.

3.   You disclose here, in Business on pages 18 through 21, and elsewhere the significant revisions to your estimates of claims and claim expenses reserves recorded in prior years for your property catastrophe portfolio and your specialty reinsurance business. Although you identify the products involved and the accident years, you do not appear to explain why you revised your estimates. Please identify and describe in reasonable specificity the nature and extent of new events that occurred or additional experience/information obtained since the last reporting date that led to the change in estimates. In this regard, please describe the material differences in the key assumptions experienced compared to those used in your prior reserve estimates. Please ensure your discussion clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

     RESPONSE: The Company announced in its March 31, 2005 quarterly report on
     Form 10-Q that with the growth in the Company's reserves for claims and claim expenses, management would perform a review of the processes and assumptions for establishing and evaluating the Company's reserves. The
     Company describes these reserve reviews in its 2005 Form 10-K in several places including in Item 1, Business, Item 7, Management's Discussion and
     Analysis of Financial Condition and Results of Operations, Item 8,
     Financial Statements and Supplementary Data and Item 9A, Controls and
     Procedures. The Company quantifies the impact of these reviews on the
     Company's net claims and claim expense reserves and its net loss for the year. This disclosure supplements disclosure previously made in the
     Company's quarterly reports on Form 10-Q for the quarters ending March 31,
     2005, June 30, 2005 and September 30, 2005.

     The decision to perform the additional reserve reviews in 2005, rather than in an earlier period was principally due to: 1) the growth in the Company's specialty reinsurance and Individual Risk businesses which resulted in a significant increase in reserves for claims and claim expenses for these lines of business; 2) an increase in then-recent periods in favorable development in the Company's reserves in its specialty reinsurance and
     Individual Risk businesses, which had performed more favorably, in what was effectively their first three years of operations, than historical industry data would have anticipated; 3) recent favorable development with respect to the Company's property catastrophe reinsurance reserves; and 4) a determination to consider enhancements to the Company's reserving processes and assumptions.

     The Company reviews its reserves for claims and claim expenses quarterly and changes in its estimates are recorded in the period in which they occur. Prior to the reserve reviews,

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August 18, 2006

     the Company's previous estimates for claims and claim expenses reflected the Company's best estimates at each previous reporting period.

     The Company significantly expanded its specialty reinsurance and
     Individual Risk businesses in 2002 after pricing and terms started improving in these markets in late 2001. When establishing the Company's reserves for these new lines of business, the Company placed significant reliance on industry data as it did not have the benefit of its own historical experience. The Company believes that reliance on this industry information can lead to greater uncertainty as to ultimate expected losses for these lines of business. In addition, much of the specialty reinsurance business the Company writes includes providing large limits on high layer catastrophe exposed business which makes this line of business more volatile than most other lines, such as primary insurance or quota share reinsurance of primary lines. The large limits provided to clients also means the business will likely deviate more significantly from expected results than other lines as the experience on a small number of contracts can significantly influence the overall results.

     The Company's property catastrophe reinsurance business is also more volatile than more traditional primary insurance or quota share reinsurance of primary lines as changes to reported losses on large catastrophes by the Company's cedants have the potential to significantly increase or decrease the Company's reserves for claims and claim expenses.
     The events giving rise to these large losses are typically prominent, public occurrences such as hurricanes, earthquakes and other natural and man-made catastrophes, which tend to result in contractual and legal issues that often take many years to resolve. As described in the
     Company's filings, the Company's actual losses from these events will likely vary, perhaps materially, from these current estimates due to the inherent uncertainties in reserving for large catastrophes, including the preliminary nature of the available information, the potential inaccuracies and inadequacies in the data provided by clients and brokers, the inherent uncertainty of modeling techniques and the application of such techniques, the effects of any demand surge on claims activity and complex coverage and other legal issues.

     With the passage of time, the Company started experiencing some favorable development on the run-off of the Company's reserves. This favorable development was principally due to the Company's specialty and Individual
     Risk businesses performing better than historical industry data. In addition, paid and reported losses were developing better than expected in the Company's property catastrophe reinsurance business. Prior to the announcement of the reserve reviews in early 2005, the Company had not determined there was a persistent recurring trend in the development of its reserves for claims and claim expenses that required it to perform additional reviews over and above its normal quarterly and annual reserving procedures. For example, the Company's reserves had developed both favorably and unfavorably with respect to individual prior catastrophic loss events.

     The disclosure in the Company's quarterly reports on Form 10-Q and its
     2005 Annual Report on Form 10-K describes the reason for the reserve changes. The decrease in net claims and claim expenses for the Company's property catastrophe reinsurance business was principally due to management re-estimating the ultimate expected losses for both

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August 18, 2006

     small catastrophes and large catastrophes. This was due to a reassessment of reserves for claims and claim expenses in light of historical paid loss trends and reported loss activity for these catastrophes. In coming to this conclusion, the Company reviewed claims files, requested updated claims information from its clients and brokers, and developed some new tools to help assess trends in paid and reported losses. As a result of this review, the Company determined that there were credible trends of paid and reported claims for these catastrophes that were coming in less than originally expected and therefore the ultimate expected losses for these catastrophes were decreased.

     The review also included a reassessment of the Company's actuarial techniques and assumptions for its specialty reinsurance business. The
     Company considered whether or not it should continue with the use of the
     Bornhuetter-Ferguson actuarial method in reserving for its specialty reinsurance business or whether a different actuarial method might be more appropriate. As a result of the review, the Company determined it was appropriate to continue with the use of the Bornhuetter-Ferguson actuarial method. This method is appropriate for lines of business, such as the
     Company's specialty reinsurance business, where there is a lack of historical claims experience. It also assumes that past experience is not necessarily fully representative of the future. In addition, it has the benefit of placing more weight on actual experience and less on expected experience as the Company's reserves for claims and claim expenses age.

     To enhance the reserving for the Company's specialty reinsurance business, the Company further segmented this business during the review with the aim of grouping risks into more homogeneous categories which respond to the evolution of actual exposures. This became possible as the volume of business increased over the three preceding years. This further segmentation required the selection of loss reporting patterns to be applied to these new classes. The Company also updated its assumptions for its original loss reporting patterns based on a combination of new industry information and actual experience accumulated over the three preceding years. The assumptions for the new loss reporting patterns were applied to all prior underwriting years. In addition, the Company made explicit allowances for commuted contracts whereas previously these were considered in the overall reserving assumptions. The Company also reviewed substantially all of its case reserves and additional case reserves. The result of the foregoing was a decrease in the Company's specialty reinsurance reserves for claims and claim expenses as noted above.

     The Company's reserve review for its Individual Risk business followed a similar process to the specialty reinsurance review noted above. The changes within the Company's Individual Risk segment as a result of the reserve review were insignificant.

     The Company will include additional disclosure in its Claims and Claim
     Expense Reserves Critical Accounting Estimates discussion in its next quarterly report on Form 10-Q and its next Annual Report on Form 10-K that provides additional information on these reserve reviews. Please refer to
     Exhibit E for this disclosure.

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August 18, 2006

4.   Please identify and describe those key assumptions that materially affect the estimate of the reserve for claims and claim expenses. In addition please address the following:

     a. For each of your key assumptions, quantify and explain what caused them to change from the assumptions used in the immediately preceding period.
     Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

     b. Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why the assumptions are now appropriate given the inconsistency identified.

     RESPONSE:

     a.   The Company estimates its IBNR for its Individual Risk and specialty reinsurance businesses by utilizing an actuarial technique known as the Bornhuetter-Ferguson method. The utilization of the
          Bornhuetter-Ferguson method requires the Company to estimate an expected ultimate claims and claim expense ratio and select an estimated loss reporting pattern. The Company selects its estimates of the expected ultimate claims and claim expense ratios and estimated loss reporting patterns by reviewing industry data and adjusting this data based upon the terms of the coverages it offers. As noted in the
          Company's Form 10-K, in reserving for the Company's specialty reinsurance and Individual Risk coverages, the Company does not have the benefit of a significant amount of its own historical experience in these lines. The key assumptions that changed in 2005 were the estimated loss development factors in the Company's specialty reinsurance business. As supplementally described above, the Company's reserves for claims and claim expenses for its property catastrophe reinsurance business are based on ground up estimates of the ultimate expected losses and were not impacted by these assumption changes.

          Please refer to Exhibit E for additional disclosure the Company will include in its Claims and Claim Expense Reserves Critical Accounting
          Estimates discussion in its next quarterly report on Form 10-Q and its next Annual Report on Form 10-K that provides additional information on the key assumptions and changes.

     b.   The Company does not believe its key assumptions are premised on future emergence that is inconsistent with its loss development.
          Because the Company does not have a significant amount of paid or reported claims information within its Individual Risk and specialty reinsurance businesses, the Company supplements its own historical experience with industry information when developing its estimates for reserves for claims and claim expenses. This industry information is principally used to assist the Company in developing its estimated loss development factors for use in the Bornhuetter-Ferguson actuarial reserving method. The Company believes that its

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August 18, 2006

          estimates for expected ultimate claims and claim expense ratios and loss reporting patterns represent its best estimate of the expected outcomes. Over time, the Bornhuetter-Ferguson actuarial method places less weight on expected experience and emphasizes actual experience.
          Therefore, as the Company's reserves age, the Company's estimates for
          IBNR are determined by its own experience, rather than industry experience.

     5. On page 22 you disclose the simple mathematical impact on earnings of a five percent increase in your additional case reserves and your IBNR reserves. We do not believe that this disclosure provides significant information to investors as they can calculate this impact on their own.
     We believe that management is in the unique position to provide investors with insights into the potential variability in the most recent estimate of your claims and claim expenses reserve. Therefore, please quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely.

     RESPONSE: The Company does not currently perform sensitivity analysis on its reserves for claims and claim expenses or utilize this type of analysis when estimating its reserves. The Company will, however, develop a process and procedures for performing sensitivity analysis around its actuarial assumptions and provide this information in future filings. The reserves for the Company's specialty reinsurance and Individual Risk businesses are established through the Bornhuetter-Ferguson actuarial method and are therefore subject to actuarial assumptions. The sensitivity analysis will include sensitivity analysis around the initial expected claims and claim expenses ratios and the estimated loss reporting patterns. We believe these represent the two principal actuarial assumptions used to estimate claims and claim expense reserves for these lines of business. The Company expects this disclosure will quantify in tabular format the impact on the Company's net income (loss) and shareholders' equity of changes to the initial expected claims and claim expense ratios and estimated loss reporting patterns by line of business. This analysis will replace the five percentage point change analysis for the Company's Individual Risk and specialty reinsurance businesses. The Company will continue to use an overall percentage point change sensitivity analysis for its property catastrophe reinsurance claims and claim expense reserves. As supplementally described elsewhere, the Company's reserves for claims and claim expenses for its property catastrophe reinsurance business are based on ground up estimates of the ultimate expected losses for each of the policies impacted by an event and these reserves are therefore not subject to the same actuarial assumption changes noted above. The Company will provide this sensitivity analysis in tabular format in its next Annual
     Report on Form 10-K.

*   *   *   *   *

Securities and Exchange Commission
August 18, 2006

In connection with our response, the Company acknowledges:

     o    the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

     o    the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

I trust that the Company's responses to your comments meet with your approval.
Should you have any questions concerning this letter please call John S.
D'Alimonte of Willkie Farr & Gallagher LLP at (212) 728-8212 or the undersigned at (441) 295-4513.

Very truly yours,

/s/ Mark A. Wilcox

Mark A. Wilcox
Senior Vice President
Corporate Controller and Chief Accounting Officer

cc:
Mr. Donald Abbott
Mr. Mark Brunhofer
Mr. Neill A. Currie
Mr. Fred R. Donner
Stephen H. Weinstein, Esq.
John S. D'Alimonte, Esq.

Securities and Exchange Commission
August 18, 2006

                                    EXHIBIT A

For our property catastrophe reinsurance business, which is generally characterized by loss events of low frequency and high severity, reporting of claims in general tends to be prompt. We consider this business "short-tail" as compared to reporting of claims for "long-tail" products, which tends to be slower.

Securities and Exchange Commission
August 18, 2006

                                    EXHIBIT B

For our property catastrophe reinsurance business, claims and claim expense reserves are estimated by management after a catastrophe occurs by completing an in-depth review of the individual polices potentially impacted by the catastrophic event. The objective of this review is to estimate the ultimate expected cost to settle all claims and administrative costs arising from catastrophic events that have occurred as of the latest balance sheet date. We initially set our claims reserves based on case reserves reported to us by insureds and ceding companies, but which have not yet been paid. We then add to these case reserves the costs for additional case reserves which represent our estimates for claims reported to us which we believe may not be adequately reserved. Our estimate of the anticipated cost of claims incurred but not yet reported to us ("IBNR") is then determined by deducting paid losses, case reserves and additional case reserves from our estimate of the ultimate expected loss for an event. Under GAAP, we are not permitted to establish estimates for catastrophe claims and claim expense reserves until an event occurs that gives rise to a loss.

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August 18, 2006

                                    EXHIBIT C

Within our property catastrophe reinsurance business, we seek to review principally all of our claims and claim expense reserves quarterly. Our quarterly review procedures include identifying events that have occurred up to the latest balance sheet date, determining our best estimate of the ultimate expected cost to settle all claims and administrative costs associated with those new events which have arisen during the reporting period, and reviewing the ultimate expected losses to settle claims for previous events. As noted
above, because events from which claims arise under our property catastrophe excess of loss reinsurance policies are typically prominent, public occurrences such as hurricanes, earthquakes and other natural and man-made catastrophes, these events are generally known shortly after they occur. Once an event has occurred, we record our best estimate of the ultimate expected cost to settle all claims arising from the event during the current reporting period. For smaller catastrophes such as winter storms and localized severe weather events such as windstorms and tornadoes, we review catastrophe bulletins published by statistical reporting agencies to assist us in determining what events occurred during the reporting period. We set our initial estimates of reserves for claims and claim expenses for these smaller events based on a combination of our historical market share for these types of losses and the estimate of the total insured industry property losses as reported by statistical reporting agencies.
This approach supplements our approach for estimating losses for larger catastrophes, which as discussed above, includes discussions with brokers and ceding companies, reviewing individual contracts impacted by the event, and modeling the loss in our REMS system. In addition, the quarterly review process includes a review of the ultimate expected loss for each loss that has occurred since the Company's inception. This process is judgmental in that it involves reviewing changes in paid and reported losses each period and adjusting our estimates of the ultimate expected losses for each event if there are changes that are different from our previous expectations. If we determine that adjustments to an earlier estimate are appropriate, such adjustments are recorded in the quarter in which they are identified.

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August 18, 2006

                                    EXHIBIT D

Our reserving methodology for each line of business uses a loss reserving process that calculates a point estimate for the Company's ultimate expected losses. We do not calculate a range of estimates. We use this point estimate, along with paid and reported claims data, to record our best estimate of additional case reserves and IBNR in our financial statements.

Our claims and claim expense reserves are reviewed annually by an independent actuarial firm. The actuarial firm performs this work for the purpose of issuing an actuarial opinion on the reasonableness of the Company's claims and claim expense reserves for each of the Company's insurance subsidiaries. The actuarial opinions are required to meet various insurance regulatory requirements. The actuarial firm discusses their conclusions with management and presents their findings to the Audit Committee of the Board of Directors of the Company.
Although we do not explicitly rely on the work performed by the actuarial firm for estimating our reserves for claims and claim expenses, we compare our recorded claims and claim expense reserves to those estimated by the actuarial firm to ensure our estimates are within the actuarial firm's reasonable range of estimates. To date, our estimates of claims and claim expense reserves have been within the actuarial firm's reasonable range of estimates.

Securities and Exchange Commission
August 18, 2006

                                    EXHIBIT E

We announced in early 2005 that we would review the processes and assumptions for establishing and evaluating our reserves during 2005. Starting in 2002, we significantly expanded our specialty reinsurance and Individual Risk businesses which resulted in significant growth in our reserves for claims and claim expenses for these lines of business over the subsequent three years. When establishing our initial reserves for these lines of business, we placed significant reliance on industry data as we did not have the benefit of our own historical experience. Prior to 2005, we started experiencing favorable development on the run-off of our reserves. This favorable development was principally due to our specialty reinsurance and Individual Risk businesses performing better than historical industry averages and paid and reported claims developing better than expected in our property catastrophe reinsurance business. We elected to perform our reserve reviews in 2005 principally due to:
1) the growth in our businesses and reserves for claims and claim expenses; 2)
an increase in then-recent periods in favorable development in reserves for our specialty reinsurance and Individual Risk businesses, which had performed more favorably in what was effectively their first three years of operations than historical industry data would have anticipated; 3) recent favorable development with respect to our property catastrophe reinsurance reserves; and 4) a determination to consider enhancements to our reserving processes and assumptions.

We completed reviews of our property catastrophe reinsurance reserves, specialty reinsurance reserves and Individual Risk reserves in the second, third and fourth quarters of 2005, respectively. As a result of these reviews, we reduced prior year reserves within our Reinsurance and Individual Risk segments by
$248.1 million and $1.1 million, respectively. Within our Reinsurance segment, the decrease included a $118.2 million decrease in reserves for our property catastrophe reinsurance business and a $129.9 million decrease in reserves for our specialty reinsurance business. After adjusting for the impact of minority interest, our 2005 net loss was reduced by $226.9 million as a result of these reviews.

Within our Reinsurance segment, we experienced a decrease in our property catastrophe reinsurance reserves for claims and claim expenses principally due to re-estimating the ultimate expected cost for both small and large catastrophes. This was due to a reassessment of our reserves for claims and claim expenses in light of historical paid loss trends and reported loss activity for these catastrophes. In coming to this conclusion, we reviewed claims files, requested updated claims information from brokers, and developed some new tools to help us assess trends in paid and reported losses. As a result of this review, we determined that there were trends of paid and reported claims for these catastrophes that were coming in less than originally expected and therefore the ultimate expected losses for these catastrophes were decreased.

The review also included a reassessment of our actuarial techniques and assumptions for our specialty reinsurance business. We considered whether or not we should continue with the use of the Bornhuetter-Ferguson actuarial method in reserving for our specialty reinsurance business

Securities and Exchange Commission
August 18, 2006

or whether a different actuarial method might be more appropriate. As a result of the review, we determined it was appropriate to continue with the use of the
Bornhuetter-Ferguson actuarial method. This method is appropriate for lines of business, such as our specialty reinsurance business, where there is a lack of historical claims experience. This method only uses initial loss ratio expectations to the extent that losses are not paid or reported and it assumes that past experience is not fully representative of the future. This method also has the benefit of placing more weight on actual experience and less on expected experience as the Company's reserves for claims and claim expenses age.

To enhance the reserving for our specialty reinsurance business, we further segmented this business during the review with the aim of grouping risks into more homogeneous categories which respond to the evolution of actual exposures.
This became possible as the volume of this business increased over the three preceding years. This further segmentation required the selection of loss reporting patterns to be applied to these new groups. We also updated our assumptions for our original loss reporting patterns based on a combination of new industry information and actual experience accumulated over the three preceding years. The assumptions for the new loss reporting patterns were applied to all prior underwriting years. In addition, we made explicit allowances for commuted contracts whereas previously these were considered in the overall reserving assumptions. We also reviewed substantially all of our case reserves and additional case reserves. The result of the foregoing was a decrease in our specialty reinsurance reserves for claims and claim expenses.

The reserve review for our Individual Risk business followed a similar process to the specialty reinsurance review noted above. The changes within our
Individual Risk segment as a result of the reserve review were insignificant.